Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

March 16, 2021

Erin Martin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revolution Healthcare Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed March 16, 2021 CIK No. 0001841389

Dear Ms. Martin:

This letter is submitted on behalf of Revolution Healthcare Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed on March 16, 2021 (the “Registration Statement”), as provided orally on March 16, 2021 to Dan Espinoza of Goodwin Procter LLP.

The Company respectfully advises the Staff that, in accordance with its amended and restated certificate of incorporation, the Company is prohibited from completing its initial business combination, whether or not through a joint venture or other form of shared ownership, with another blank check company or a similar company with nominal operations.

The Company further advises the Staff that the Company intends, in the final prospectus in respect of the offering to be filed under Rule 424(b), to revise the disclosure on page 130 of the Registration Statement as follows (marked to show changes):

“We are not prohibited from pursuing an initial business combination with a candidate for our initial business combination that is affiliated with ARCH, General Catalyst, HAAC, CPAR or our initial stockholders, officers or directors or completing the initial business combination through a joint venture or other form of shared ownership with an affiliate of ARCH, General Catalyst, HAAC, CPAR or our initial stockholders.”

In any event, the Company respectfully advises the Staff that it believes the provisions of its amended and restated certificate of incorporation shall control the Company’s actions with respect to completing its initial business combination and would prohibit the Company from completing its initial business combination with another blank check company or a similar company with nominal operations, notwithstanding any disclosure contained in the prospectus in respect of this offering.

Ms. Erin Martin

Securities and Exchange Commission

March 16, 2021

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,

/s/ Dan Espinoza

Goodwin Procter LLP

cc:	Jay Markowitz, Chief Executive Officer, Revolution Healthcare Acquisition Corp.
Evan Sotiriou, Chief Operating Officer, Revolution Healthcare Acquisition Corp.
Jason Doren, Chief Administrative Officer, Revolution Healthcare Acquisition Corp.
Mark McDonnell, Chief Financial Officer, Revolution Healthcare Acquisition Corp.
Yasin Akbari, Goodwin Procter LLP
Janet Hsueh, Goodwin Procter LLP